Helix BioPharma Corp.
305 Industrial Parkway South, #3
Aurora, Ontario, Canada  L4G 6X7888
(905) 841-2300

                            January 23, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Riedler,
        Assistant Director

        Re:  Helix BioPharma Corp. Withdrawal Request of
            Registration Statement on Form 20-FR (SEC File No. 000-53508)

Ladies and Gentlemen:

Helix BioPharma Corp. (the “Company”) hereby requests withdrawal of its registration statement on Form 20-FR (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”).  The Registration Statement was initially filed on November 26, 2008 and has not become effective.

The Company submits this request for withdrawal with reference to comment five of the Commission’s letter to the Company dated December 23, 2008. The Company intends to respond to these comments by filing a further registration statement on Form 20-FR at a later date.

If you have any questions with respect to this matter, please contact John Bessonette of Kramer Levin Naftalis & Frankel LLP, U.S. securities law counsel to the Company, at (212) 715-9182.

                Sincerely,

                Helix BioPharma Corp.

                By: /s/ Photios (Frank) Michalargias
                       Photios (Frank) Michalargias
                       Chief Financial Officer